SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

January 31, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker

Re:	Neo-Concept International Group Holdings Ltd.
Confidential Draft N.3 to Registration Statement on Form F-1
Submitted October 24, 2022
CIK No. 0001916331

Dear Ms. Hooker:

We represent Neo-Concept International Group Holdings Ltd. (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Confidential Draft N.3 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated November 7, 2022, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Form F-1 Submitted October 24, 2022

Amended Draft Registration Statement Cover Page

1.	We note your revisions in response to comment 1. Your references to “China” appear to exclude Hong Kong and Macau. Revise the definition of the PRC or China to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly.

Response:

The definition of the “PRC or China” has been revised to include Hong Kong and Macau.

See page iv and confirming changes throughout the prospectus.

2.	We note your disclosure that the offering is contingent upon listing on the Nasdaq Capital Market or another national exchange. Please explain the actions you will take if you do not receive approval to list on Nasdaq. Please ensure the disclosure is consistent with your underwriting agreement.

Response:

The disclosure has been revised to confirm that the offering will be terminated if a listing on the Nasdaq Capital Market or another national exchange is not obtained.

See Cover Page.

Risk Factors, page 14

4.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response:

A separate risk factor has been added to address the potential for rapid and substantial price volatility and the risks to investors when investing in stock where the price is changing rapidly.

See page 33 – “The market price of our Ordinary Shares may be highly volatile, and you could lose all or part of your investment.”

If you have any questions relating to the Draft Registration Statement, please contact Eva Yuk Siu, the Registrant’s Chief Executive Officer, at her email address eva@neo-concept.com.hk, or Kwok Fai Lau Patrick, the Registrant’s Chief Financial Officer, at his email address of patrick.lau@neo-concept.com.hk.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-868-3382 or Celia Velletri at 303-907-4842.

Sincerely,

/s/ Henry F. Schlueter

cc:	Neo-Concept International Group Holdings Limited
Univest Securities, LLC
Hunter Taubman Fischer & Li LLC CFN Lawyers
WWC, P.C.